Exhibit 99.1

PRIMA BIOMED DISCUSSES Q1 OF FISCAL YEAR 2014 RESULTS AND CVAC PROGRAM UPDATE – EARNINGS CALL TRANSCRIPT

Executives

Matthew Lehman, Chief Executive Officer

Marc Voigt, Chief Financial Officer

Sharron Gargosky, Chief Technical Officer

Analysts

Anton Uvarov, RM Capital

Robin Davidson, Edison Investment Research

Vernon Bernardino, MLV & Co.

David Stanton, CLSA

Chris Kallos, Edison Investment Research

Prima BioMed (ASX: PRR; NASDAQ: PBMD; Deutsche Börse:YP1B.F) Q1 of Fiscal Year 2014 Results Earning Call and CVac Program Update Discussion 7th November 2013 9:00am AEST

Operator:

Good day ladies and gentlemen and welcome to the Prima BioMed Limited quarterly conference call for the quarter ended September 30th 2013. My name is Nikki and I will be your moderator for today. At this time all participants are in a listen only mode. We will conduct a question and answer session towards the end of the conference at which time if you wish to ask a question you will need to press * followed by the number 1 on your telephone keypad. I will now like to turn the call over to Mr. James Moses, Prima’s investor relations representative. Mr. Moses please proceed.

James Moses, Investor Relations Representative:

Good morning everyone, I’m pleased that you could join us today for Prima BioMed’s quarterly conference call covering the first quarter of the company’s financial year for 2014. With me is Mr. Matthew Lehman our Chief Executive Officer, Mr. Marc Voigt our Chief Financial Officer and Dr.

Sharron Gargosky Prima BioMed’s Chief Technical Officer. Before we begin I’d like to remind you that during this call we will be making forward looking statements that are subject to risks and uncertainties that may cause actual results to differ from the results discussed in the forward looking statement. Reference to these risks and uncertainties are disclosed in detail in our public announcements to the ASX and our disclosure filings with the US Securities and Exchange Commission. After some prepared remarks by the management team, we will open the lines for questions. Please note that to ask a question you will need to press * followed by the 1 key. I’ll now hand the call over to Matt Lehman, Prima BioMed’s CEO.

Matthew Lehman, Chief Executive Officer:

Thank you James and hello everyone, thanks for joining us today. A lot has happened at Prima BioMed in the past quarter and we do have a lot to look forward to as well. Before jumping into a detailed discussion of our CVac clinical development program with Dr. Sharron Gargosky, I would like to briefly address a few other important operational, recent operational activities as well. So first I’m happy to report that as of October 2nd this year, we and Oncothyreon Inc, which had previously been known as Biomira Inc if you look at some of our old agreements, had agreed to terminate a licence and development agreement that was originally signed in 2004 which was also subsequently amended a few times. That agreement, and the amendments, related to a purported licence of mucin 1 technology for us in CVac. So now that we have a termination, we’ve agreed to terminate, this clarifies that we do not have ongoing obligations to Oncothyreon. The old agreements could have been construed as requiring Prima to pay up to US$ 8.5 million in research milestones and more in continued royalties on commercial sales of CVac. And those are now clearly not the case.

I do want to point out that in the event that CVac would be approved for sale in the US, United States, prior to 2018, which is when some of the patents related to mucin 1 that are controlled by Oncothyreon expire, Prima we may need to obtain, on some commercially reasonable terms, a licence from Oncothyreon related to the use of mucin 1 patents until that expiration in 2018. I should also point out however that these relevant mucin 1 patents are basically expired in all other countries in the world except for Canada and in Canada they expire in 2014.

So, second, and this occurred just recently and after the end of our reporting quarter, I would like to confirm that we have entered into a binding term sheet for the licence of CVac rights in Israel and Palestine to a company called the Neopharm Group. We’re very excited, we believe this is a very exciting milestone for us and this is the first corporate partnership for CVac. We think it represents a nice vote of confidence in our development program. We believe Neopharm is a good licensing partner for us, they are the second largest life sciences company in Israel with extensive reach in the hospitals throughout the country, a very strong logistics and distribution support which we think are critical for the success of cell based products like CVac. The economics of this deal are significantly weighted to a profit sharing arrangement on commercial sales with some minor development milestone payments. Basically Prima will be reimbursed first for our cost of manufacturing and then there would be a 50/50 profit split on net profits - the net profit split would be based on profit after sales and marketing expenses.

So moving on to our CVac development program, as most of you know on September 18th we reported top line analysis of our CAN003 phase two trial. This data was presented in more detail at the European Cancer Congress by Dr. Jeffrey Goh on October 1st and Prima’s management team also delivered a presentation via a conference call and web cast on October 2nd. We will have further updated data from that CAN003 trial that will be presented at a poster session on November 8, 2013, so in a few days, at the Society for Immunotherapy of Cancers 28th annual meeting. The title of that poster is called “Study of Autologous Dendritic Cell Therapy Targeting Mucin 1 as a Treatment for the Maintenance of Ovarian Cancer Patients in Remission”. The poster will be presented by Prima’s Chief Technical Officer Dr. Sharron Gargosky on behalf of the trial investigators and the study team.

So just before we continue, as a brief refresher, the CAN003 trial is phase 2 trial enrolled 63 women after having achieved a complete remission after first or second line treatment. Prior to joining that trial, all women underwent cytoreductive, or also called debulking, surgery to remove as much of the cancer as possible and then completed conventional chemotherapy. Patients were allowed to enrol on this trial within 12 weeks of having achieved remission. The first seven patients on the study were not randomised and were assigned to receive CVac. This part of the trial was intended to assess manufacturing comparability between Australia and the US manufacturing sites, which was successfully achieved. After the first seven patients, 56 patients were then randomised to either receive CVac or they were assigned to a control group. Of the randomised patients, 20 of those women were in second remission, 10 each were assigned the CVac and to the observation only control one. The trial specified monitoring patients until disease progression or for two years. There were two primary clinical objectives of the trial. One was to assess the safety profile of CVac and to assess CVac’s impact on progression free survival. The two secondary clinical objectives of the trial were one to assess CVac’s impact on overall survival of the patient and to evaluate immunologic responses to CVac treatment.

In summary and again if you’re interested or did not see some of our earlier presentations, you can find these filings online via the ASX or via SEC websites, but we are able to make the following conclusions from the CAN003 trial data to date. On the safety objective, CVac was well tolerated and non-toxic. In terms of immune activity, CVac induced some mucin 1 specific T cell response and CVac did not induce an antibody response to mucin 1. On the PFS objective, the combined group of both the first and second remission patients, there was no observed difference in PFS. We did however observe distinct and divergent trends when we look at the first and second remission groups separately. And Dr. Gargosky will review this in a bit more detail momentarily. And regarding overall survival, eight patients have been confirmed as deceased to date and we will continue monitoring to evaluate the OS or overall survival signals in the CAN003 trial. As we previously advised, we will continue to monitor these patients for an extended period of time and is expected that this data will be mature enough for further evaluation approximately by the end of calendar year 2014, so about a year from now.

I should also mention there is further detailed analysis of the immune monitoring that is also ongoing. And with that I will now turn over to Dr. Gargosky to give a more detailed update on our clinical development plans. Sharron.

Sharon Gargosky, Chief Technical Officer:

Thank you Matt, thanks for that great background and hello to everyone on the call. Well as we have continued our extensive review and assessment of the CAN-003 data with our clinical and scientific advisers and as we have approached the final database lock on the PFS progression free survival data, it is apparent, as Matt has mentioned, that CVac is clearly well tolerated in these patients and that CVac has the expected immunological mechanism of action in the subjects that were treated with the product. Notably there is a particularly favourable progression free survival signal in patients with second line remission and interestingly as we’ve presented previously, this is not the same type of efficacy signal that we would see in the first line remission patient population.

So on this Kaplan-Meier estimate we are looking at now, it’s somewhat updated from the last presentation we made a few weeks ago, it is now as all the data has been entered into the database and been compiled. And as we can see, there’s quite a separation in the progression free survival curves in the populations who achieved remission after second line therapy. Interestingly here you see CVac has conferred nearly a 50% increase in the median progression free survival of PFS and strikingly this has resulted in a hazard ratio that is 0.41 with a P value of 0.09. Of course we would strongly caution that these results are based on a relatively small number of patients. We are only looking at 20 patients here, but this type of PFS signal in the second line remission patients is really quite striking. We have gone back with our physicians to analyse these patients on an individual basis and looked at thousands of pages of data to ensure that there really is nothing anomalous in the data and what we are looking at here with regards to these patients, medical, surgical, chemotherapy prior histories. And after that review we really do not see anything unusual about the prior treatments or the demographics of the patients in this population. It’s interesting that when we review this positive T cell activity associated with CVac in conjunction with the strong PFS signal that we’re seeing in the second line remission patients, it’s clear to us that there is some kind of story or message here and that we really should be continuing our development of CVac in the second line patient cohort.

In addition to our CAN-003 trial, there have obviously been a number of other cancer immunotherapies that have been reported data in the past few years. And I think Matt referenced this for everyone during the last presentation we gave several weeks ago. And based on the available data in the field, commercially approved cancer immunotherapy products and based on our correspondence with key regulators, all suggest that it is important for us to be following overall survival or OS as a primary end point for our future CVac trials. It’s a very clear non-subjective end point and very clearly the indicator that shows the best outcome for immunotherapy products.

So moving forward we will be making several significant changes to the CAN-004 or CANVAS clinical trial program. To start with we will not enrol additional first remission ovarian cancer patients. Patients who are currently enrolled in the trial will be permitted to continue through the protocol. The primary efficacy end point of the CAN-004 trial will be changed to overall survival and we will also continue to monitor progression free survival, immune responses and of course safety through adverse events. We may expect that of the currently 76 randomised patients that are involved in the trial, that we would anticipate that 50 to 60 of them will continue through the dosing stage of the trial and be evaluable for end points. Given the expected survival prognosis for these patients, these first line remission patients, we may expect an evaluable trend in the overall survival from this group in approximately 2018. Additionally we will be opening the CAN-004 clinical program to a new cohort of ovarian cancer patients, those who are in complete remission after second line treatment. This cohort really represents the patient group in which we’re seeing that really strong striking PFS signal in the CAN-003 data. And just to give a rough outline of the planned protocol amendment or adjustment that we are putting in place, we intend to enrol 210 patients who are in complete remission after second line chemotherapy. They will be randomised into the trial in a classical one-to-one fashion to either receive the CVac treatment or to be observed as according to current standards of care. And as we’ve said above, the primary end point for this trial will be overall survival.

You know this type of trial would give us approximately an 80% power to detect the hazard ratio of 0.67 with a P value of 0.1 and so we’ve set this trial up so that we believe that it will be sufficient to meet a robust standard proof of concept of clinical outcomes for CVac in these second line patients. We expect to complete the CAN-004 protocol amendments and to make the regulatory submissions to each authority before the end of this calendar year, such that all going well, patient recruitment should start in early 2014. We will conduct our annual interim evaluations with our data safety monitoring board, who will review both the efficacy data along with their regular review of safety and adverse events.

So we’re really quite excited about this expansion of the epithelial ovarian cancer program and really what we’ve learnt from the CAN-003 trial to give us guidance and direction in our CVac development program. We will also plan to move forward with our pilot trial in resected pancreatic cancer, although this will be under a slightly different design than we previously advised. The resected pancreatic cancer trial design will include 40 resected pancreatic patients treated singly with CVac. We will review the safety and key immune responses and overall survival outcomes in these patients in this protocol. Our goal really is just to add value to the CVac franchise by potentially expanding the clinical application of CVac and to help us be able to make key go/no go decisions on further CVac clinical trials in pancreatic cancer. So this will be a 40 patient smaller proof of concept trial with a single arm of CVac treatment.

With the clear direction to overall survival as our primary efficacy endpoint to CVac development, and given the longer expected overall survival outcomes for the patients in triple negative breast cancer or in colorectal cancer, we believe it is best for us not to start phase 2 trials in those indications as we had previously planned.

So, operationally we will conduct the pancreatic pilot trial and the new second line remission cohort trial of CAN-004 in Europe. The Saxony Development Bank in Germany provides significant non-dilutive grant funding that supports our manufacturing and clinical costs associated with the program. And we believe that focusing the trial in Europe will allow us to maximise our grant resources that are available to us and to reduce Prima’s trial costs.

So we’re really excited and looking forward to our upcoming CVac clinical development program in this expansion of ovarian cancer and in pancreatic cancer. And so with that I would like to turn over our call to our CFO Marc.

Marc Voigt, Chief Financial Officer:

Thank you very much Sharron and good morning to everyone. As usual I would like to start with a few comments about our finances. So in line with the Australian regulations Prima reports financials according to Australian accounting standards or AASB which is consistent with IFIS or the international financial reporting standards, all numbers are in Australian dollars and our financial year runs from July 1st through June 30th. I will be briefly speaking about our quarterly report, the appendix 4C for the first quarter of our financial year 2014 so for the period from July to September 2013. The 4C is primarily a statement of cash flows for the company and is not an income statement.

For the quarter ended September 30th, the company reported a net operating cash outflow of A$4.8 million for the quarter. Of that A$3.9 million was for research and development activities. We received approximately $100,000 of grant income from the Saxony Development Bank and we also received about A$230,000 in interest on our deposits. Additionally, proceeds of approximately A$6.85 million were received during July and August 2013 as a result of the share purchase plan shortfall placement to sophisticated investors. Cash, cash equivalents, and term deposit as of September 30th were approximately A$31.37 million as compared to a little above $30 million at the end of the previous quarter.

As guidance we project a loss for the total financial year of approximately A$14 million, which is substantially less than the A$25 million we guided previously. This is primarily due to the changes made on our CVac clinical trial plans and the focus of the second remission ovarian cancer patient population. I would also like to give a brief update on our American depository receipt program and you may recall that one ADR, this stands for American depository receipt, stands for 30 ordinary shares. During the past quarter we have noted a significant increase in the issuance of the company’s ADR via the NASDAQ. As of just this week, November 4th, there are at 2.3 million ADRs that have been issued and are outstanding as compared to the July 2013 when there was just about 211,000 ADRs outstanding. So this represents more than a 10 fold increase in ADRs issued in about three month time period. And I will turn the call back over to Matt.

Matthew Lehman, Chief Executive Officer:

Thanks Marc and certainly thanks Sharron for the updates. So yes we’re very pleased that we’re seeing the powerful PFS signal in the second remission ovarian cancer patient population. We are very excited to move our clinical development program forward in that patient population and really doing this based on the sound evidence of activity with our product that we have to date.

For those that have followed the company closely, you will know that I’ve talked a lot about our manufacturing development work and our successes over the past few years in this space. We have made significant investments in our personalised immunocellular manufacturing technology - a platform with multiple potential applications and areas for value creation. We believe this competency puts us in a real leadership position in the immunocellular therapy field. We have made enormous strides in optimising our product manufacturing from training and standardising cell collection centres around the world, validating our customised shipping materials, automating, really automating our shipping, tracking and labelling systems and customising those, really through to formulating CVac as a frozen vial for intradermal injections among many of the other improvements.

As we move forward we will be increasingly consolidating and internalising our manufacturing development work with real focus. Our main Prima team in this regard is based in Leipzig, Germany and, I think as Sharron mentioned on the clinical side, but also on the manufacturing side, we do benefit from substantial non-dilutive grant support from the Saxony Development Bank in Germany to help fund a good part of our work on the manufacturing development. And we do benefit from an attractive overall cost structure and a relationship there with the Fraunhofer Institute.

So in addition to generating solid proof of clinical concept with our clinical plans that Sharron outlined, we do believe our investments in manufacturing will help us in terms of additional corporate pharma partnerships and ultimately assure that CVac is both a clinically successful, but also a commercially successful product as well.

Without a doubt, we have experienced a setback in the past quarter with the first remission data in the CAN003 trial, which led to some pretty significant changes in our CVac clinical trial program and the effect that this has had on our share price. However we do remain in a fundamentally strong position. We now have a data driven, an evidence driven clinical development plan for CVac in the second remission ovarian cancer patient population. We have a team that has a significant amount of internal experience in this emerging field of cancer immunotherapy, we have a reasonable cash balance and we have really increasing and good visibility and liquidity in Australia, the US as well as in Europe.

As we have advised previously and repeatedly, business development has been a strong focus of Prima over the past year. We are very interested and we continue to be interested in exploiting our resources to capitalise on value accretive opportunities.

So in summary and before we go to the Q&A I do really just want to kind of crisply and clearly confirm our major business objectives.

Number one is bringing CVac to clear clinical proof of concept and I believe we have a very sound plan to do that.

Continue our successful manufacturing optimisation program, again to ensure that we have an efficiently made, consistently made, and cost effective product at the end.

Then we look at based on compelling clinical data and the cost effective product profile, we would then be in a position to launch a well-designed phase three program. And as well look we are active and we look to be able to entice additional corporate partnerships as well as we move forward.

And as I just mentioned, it’s being able to utilise our advantages and our real leadership position in this space and our resources and we continuously and carefully and thoughtfully assess potential value and accretive opportunities.

So at this time I’ll leave you with that, I will turn the call back over to the moderator and I believe we can open the phones for questions at this time.

Operator:

Thank you, if you wish to ask a question please press *1 on your telephone and wait for your name to be announced. If you wish to cancer your request please press *2.

David Langsom, Biotech Daily:

Good morning to you all, Matt, Sharron and Marc. I’ve got four questions, but they’re fairly brief, so I’ll ask them. The Israel-Palestine one, very small technical question, have you actually confirmed that you’ve got Palestinian authority approval on that one? It’s interesting to see both in the sentence and that’s a minor technical question. Similar technical question, I think Sharron said that you’re dropping for the moment at least breast and colorectal cancer, so they’re two short ones you should be able to answer easily. Slightly more complicated, a timeline on CAN-004, that is the renewed phase three ovarian cancer trial, when do you expect to start, when do you hope to finish and how much will it cost? It looks like you’ve got money for about a year and a half to two years, so if you can just give a bit of a timeline on CAN-004 and its cost and whether you need to raise more money? And CAN-301, my last question, pancreatic cancer, looking for overall survival, if my memory serves me well, the FDA approved pancreatic cancer drug two years ago which extended expected life of three to six months on pancreatic cancer by as little as

I think 15 days. I’m stretching my memory there, it might have been nine days. How much overall survival beyond the expected three to six months are you hoping for in the pancreatic cancer trial and when do you start that one? Hope that’s all clear.

Matthew Lehman, Chief Executive Officer:

Yeah sure thanks David for the questions. I think first the mention of the Palestine, so without getting into geopolitics, we have licensed the rights to both of those territories and the way it will be worded in the agreement is the Palestinian Authority or any successor governments thereto, so it’s basically a territory carve out that we have licensed the rights to Neopharm to obtain.

David Langsam, Biotech Daily:

So you have got an agreement there, where almost no one else can?

Matthew Lehman, Chief Executive Officer:

Yes.

David Langsam, Biotech Daily:

Good on you.

Matthew Lehman, Chief Executive Officer:

So just to confirm yes, at this time we are not going to start on either the colorectal or the breast cancer phase two programs. We do believe that those are particularly interesting areas that could benefit from a cancer immune therapy such as CVac; I think the reality is when we start looking at a couple of things from the CAN-003 data as well, as I think we’ve mentioned, you’re really understanding this whole cancer immune therapy space and the need of looking at overall survival. I think the timelines in those indications to get meaningful overall survival data, I think, is just frankly a bit too long. And I think it’s not necessarily the best use of the company’s resources at this moment. So it’s not that we would, it’s not that we don’t think they’re good ideas, it’s just that I think given our resources and what we should focus on, and that strong signal we’re seeing in a certain patient population, I think we need to pick up and concentrate on that space.

With regards to a little bit more detail on the timelines of the amended CAN-004 trial, I think as Sharron indicated, we’ll be basically finalising protocols and making various regulatory submissions of that protocol from now through the end of the calendar year. Depending on certain regulatory review timelines, we would expect then to be able to restart and have patients in the first or second quarter of 2014. I think we’ll be able to put out little better guidelines in terms of exact timelines once we get those regulatory reviews through. But in general we’re talking about approximately a 12 to 15 month recruitment timeline and then we will be doing, how we’ll design, is we will have annual efficacy reviews with the Data Safety and Monitoring Board. Probably based on what we would see in the literature we’d probably look at an overall survival final data point for that trial probably towards the end of about 2016. But again I think as we get regulatory reviews final and if there’s any amendments requested from regulators or minor things like that then we’ll be able to give a much clearer outline there.

And then I think as you mentioned on the CAN-301, the resected pancreatic trial, I mean you do mention and I think I know the product you’re speaking of about pancreatic cancer, I think one is important just to be clear, so we will be testing CVac in a subset of the pancreatic patient population. Ok this is the group that is able to have a good surgical outcome. These patients do actually have a bit better of a survival prognosis than do if you look at pancreatic patients overall. So this is a single-armed trial and we’re really looking for and if you follow me, so step back for one sec, one thing we did see certainly in the CAN-003 data is there are different response profiles. And I think that it will be important for us in the pancreatic trials again, based on what we saw in the ovarian population, there is possible expectation that we would see some slightly different response profiles depending on the surgical outcomes. And that’s probably what we’re really trying to do with this pilot trial is use it to identify and really help us make then the go/no-go decisions and then if it is a go decision, to then really design our randomised phase two trial based on this pilot. In terms of making a go decision, we would want to see a good improvement in survival as compared to historic controls, we’d like to see the type of immune response, the type of T cell response that would be what they consider positive and would compare favourably with what we saw in the responding ovarian cancer patient population. And then just some other things like the logistical feasibility, how does this product work and with a regimen of surgery and other therapies. And then being able to use that information and again make the go/no go decision and then if it’s a go decision, then we do the best design and the most properly designed randomised phase two trial with that data. Does that help most of your questions?

David Langsam, Biotech Daily:

Thanks a heaps Matt, it sure does, thank you very much.

Robin Davison, Edison Group:

Greetings from London, just got a couple of questions really on the new plan for the CAN-004 study. First of all I was wondering if you’re going to have interim efficacy analyses in this study? It wasn’t quite clear to me whether that was the case. It occurs to me that you may have an issue where you’re still recruiting for this study and then you get the outcome of the CAN-003 study towards the end of 2014, it’s clearly as you’ve experienced, there are problems can occur if you have the outcome of one study during the recruitment phase of another. So I just wondered what you’re thinking was on that?

Matthew Lehman, Chief Executive Officer:

Yeah so sure I’ll try to answer that, yes you’re absolutely right, we will have the final or expected analysis for overall survival from the CAN-003 at the end of 2014. Certainly that is information that would also go to our data safety and monitoring board and there is a similarity of those patient populations that are quite similar. So that would be a data point as well. The way we’ll do this is we’ll be looking at basically for example one year survival, two year survival, so there’ll be annual survival reviews in conjunction with the side effect profile and in conjunction with trends we’re seeing in progression free survival. So that information will be looked at by the data safety and monitoring board, such that they would then be able to advise if there is a potential reason to stop the trial for futility or other reasons that they could do that or to make an educated or informed opinion that the trial should continue. Or there’s always that unlikely scenario where the data becomes very compelling earlier than we would expect and they could basically stop the trial for success. But again to be realistic, that doesn’t happen that often. So yes there will be a pretty robust and periodic annual look at this and those are things that we will then share with the market as well.

Robin Davison, Edison Group:

I also just wondered if there’s anything you could say more about the actual number of patients in the study? I know this is driven by the powering assumptions, but 210 seem to be sort of large for a phase two and small for a phase three. Just I wondered what your thinking was when coming up with this sort of number?

Matthew Lehman, Chief Executive Officer:

Yeah sure, so roughly speaking, so we made some estimates. So 210 patients and again just to remind, we’re looking at an event driven analysis, so in fact the powering of the study is done by the number of events or the number of deaths. So basically based on 105 which is 50% of the patients, 105 deaths or 105 events, this basically gives us an 80% power to detect the hazard ratio of .67 with a P value of .1. So for certain you’re kind of hitting that point, it’s a pretty robust phase two. It’s probably not quite enough to, it wouldn’t really be the right size for a phase three, but I think we’re striking the right balance here between and again our clear goal out of this is to meet I would say a pretty high standard or robust standard of clinical proof, such that it puts us in a really good position with different opportunities at the end of that trial. And it always depends on exactly what the hazard ratio is at the end of the day. Again out of the smaller number of patients from CAN-003 and as we reported we saw a hazard ratio of .41, so I think we’re kind of in the right patient number to get a very good read of exactly what’s happening with this product in this patient population at the end.

Robin Davison, Edison Group:

I was just wondering on the other cohort of the new CAN-004 study, is the patients who are already enrolled, who are all, if this is correct, in first remission, you’re going to obviously continue to treat that. Is that a commercial decision or is that because ethically you’re obligated to do so because those patients have volunteered and have already been recruited? Do you expect to see a signal in that group or that’s why you’re continuing to run it?

Matthew Lehman, Chief Executive Officer:

Now that’s a good question. At this point in time, despite the PFS results we are seeing, we do not see a reason to withdraw first remission patients from the trial. We do not see any treatment emergent adverse events that would warrant that action. The PFS data we see for the first remission group, let’s say the CVac treated patients in that first remission group in the CAN-003 trial, their PFS curves are actually consistent with expected outcomes, based on the literature in this patient population. So I’m not really sure, we don’t necessarily believe CVac is actually having an adverse effect on patients, but we do take that data seriously and we are going to continue monitoring the PFS, certainly with other OS signals, immune response and those things, such that we’d be in a position to take some action if we really think that would be needed.

So again we don’t really see any compelling reason to take patients off, we don’t see any compelling reason that we would advise them that they would need to stop that part of the trial. So partly it is ethical, they have committed their time, a lot of these patients are at various places through the trial. I also do think we will get valuable information from that study, as we will have with the CAN-003 trial. In that trial, there are 43 patients in first remission, we will be following those patients for overall survival and now I think as Sharron mentioned, we have 76 that were randomised on CAN-004 depending on patients that may drop out or not meet base line criteria, we’re expecting maybe about 50 or 60 of those patients will continue on that. So again we’ll have a 43 patient cohort and maybe a 50 to 60 patient cohort in these two different trials in first remission. And we will have that data over time. Then there is a commercial aspect, again these patients, their survival prognosis is probably about five to six years to wait for overall survival. So I think for a few reasons for that time becomes very difficult to accept commercially at this stage and certainly we would want to be able to see before we would reopen that trial to first remission patients or to reopen a trial in first remission, we would want to do that based on sound evidence and the kind of signal that we’re seeing in the second remission population. Does that help answer that, does that make better sense?

Robin Davison, Edison Group:

Yes excellent, thank you very much.

Anton Uvarov, RM Capital:

I have a question for Sharron. Unfortunately I might have missed it, but what’s the scientific hypothesis behind a better response in second remission compared to first remission and how do you identify this hypothesis to your enrolment criteria for pancreatic cancer?

Sharron Gargosky, Chief Technical Officer:

Nice to talk with you again. I’m sorry you were a little staticy for me at the beginning of the question and I wondered if you wouldn’t mind it saying it partially again?

Anton Uvarov, RM Capital:

Sharron I’m wondering what is the underlying scientific hypothesis for better response in second remission versus first remission?

Sharron Gargosky, Chief Technical Officer:

Yeah what is the underlying hypothesis? Honestly Anton we just don’t know, we have spoken with some of the best clinical and scientific advisers on this type of immunotherapy space and tried to get an understanding with the immune data that we have from the T Cells and the cytokines to try and understand if there’s anything unique in the profiles that we’re looking at. And with the data we currently have available in front of us, there is really no clear indication that we can look at some type of proteomic signal or particular tumour tissue antigen profile or anything like that, that really leans us that way. So part of these proof of concepts phase 2 trials that we’re taking CANVAS and pancreatic into, our focus there is to also try and understand more of the science here and potentially evolve some of our immune monitoring and some of our tissue understanding in this patient population. So hopefully we’ll learn more about that over the next year or two, but for today where we stand with the CAN-003 data and the data in front of us, we honestly and none of our advisers really understand why the divergent results, but there’s kind of a clear picture there.

Matthew Lehman, Chief Executive Officer:

I think just to add into that and it’s not really a scientific or immunological background, but I think one aspect of the data from CAN-003 that has stood out a bit is if you just look at that first remission group in the CAN-003, I think as I mentioned previously, what’s interesting is the CVac patient arm seems, the rates of progression seem to be about what we would expect looking at the literature. The control arm in that trial appears to be doing better than what we have seen reported in any of the literature. And then going back we haven’t really found anything that’s easily identifiable in the demographics or base line criteria that would indicate to us why the control group seem to do better than expected. So that’s kind of a clinical aspect; again looking at the literature, it doesn’t really change the result, but it would kind of make that look a little less striking, I think, if the control group were to be a little bit more in line with the expected literature. But as Sharron mentioned, there’s a few with a speculative hypotheses that we’ve brought about, but I think as we continue to watch the immune monitoring and see how this progression free survival turns into overall survival, I think we may be in a better position to really discuss some of these hypotheses when we have that data. For whatever it’s worth, I think based on the data that we do have to date and what we’re looking at and I do want to confirm, and again Sharron mentioned, but I think it’s worth repeating, we actually did go back and we looked at individual patient data listings. So each individual patient, the second remission population back with a physician and we’re pretty comfortable the data we have. It’s accurate, it is interpretable, you know and I think as Sharron mentioned I think it’s good and it is actionable. And that’s why we really do want to move into that new patient cohort in CAN-004.

Anton Uvarov, RM Capital:

And follow up question for the pancreatic cancer, what sites are you planning to enrol, is it going to be European sites or US sites? So is it going to be then on the background of 5FU and gemcitabine or will you be looking for the potential overall survival, 10 to 12 months I guess?

Matthew Lehman, Chief Executive Officer:

I’m sorry you’re talking about the pancreatic trial is that right?

Anton Uvarov, RM Capital:

Yes.

Sharron Gargosky, Chief Technical Officer:

Yeah the patients Anton will have the standard of care as you said with the FU and gemcitabine background, but they will come into the trial in complete remission and then we will start the CVac treatment regimen for them. And yes that study will be done in Europe and throughout our European sites and European manufacturing facility, as we said to really utilise the Saxony Bank’s grants and support we have for doing these types of trials. Pancreatic actually has and the type of patient population we’re looking at, these resectable pancreatic, you actually see overall survival windows for these patients ranging from as low as 13 to 15 months and as high as 20 to 23 months. So these are patients who have, I guess if there’s any better prognosis, a better prognosis in this horrible disease of pancreatic cancer. And we hope that will give us enough time to have our immunological response and actually give these patients the benefit of this type of therapy that looks very promising in the pancreatic cancer patients, this type of T cell infiltrate vaccine therapy. It looks very encouraging, so kind of excited just to try and explore that study in that area.

Anton Uvarov, RM Capital:

And the last question to Matt is, sorry to jump back and forth between pancreatic and ovarian, let’s say presumably if you achieve the significance in the second remission, how big is the market for the second remission patient?

Matthew Lehman, Chief Executive Officer:

Yeah sure, so roughly speaking when we look at the typical big seven markets to do that assessment for the US, Japan and the five largest countries in Europe. We’re probably looking at let’s say approximately 20 or 25,000 patients per year as an addressable market size. And we are looking at a pretty well carved out, well identified patient population, these are patients who are platinum responsive, went into remission, then relapsed, then underwent second line platinum base therapy and using that as an adjuvant e. So I think it’s a niche within the overall ovarian cancer space, but I think it’s a very attractive niche, one that is relatively unaddressed and I think within that space it’s a reasonable pathway to a very clear and distinct market and a market that can clearly be labelled.

Private Investor:

Thank you very much and good morning to the team. First of just wanted to touch on the Neopharm licence partnership announcement and congratulations on getting the first of those away. Perhaps for Matt, could you speak to your intentions or the company’s intention for licensing partnerships in other geographic territories and the possibility of any discussions that may be ongoing in that area?

Matthew Lehman, Chief Executive Officer:

Hi and thank you for the question, so as you mentioned we are excited. This is, how do I put it, obviously Israel is not the largest market, but I think it is an interesting market, it is a market that is a pretty innovative market and the uptake of innovative therapies is very high there. And Neopharm is definitely a company and I think a very unique partner for us, because they’re not just a seller of pharmaceuticals and products, they do have a very strong logistics support there, they’ve very much in the hospitals, they have other associated businesses that are part of a group that I think give us an overall support and make it a good partner of our product to be able to collect cells and distribute product like CVac. I think I’ve been pretty open. I mean, yes, I do think it’s an important part of our strategy, I do look at good corporate partnerships to be able to help fund things as we go along, to help provide late phase trial support and commercial support for product like this. We are a relatively small company and there are only so many things we can undertake at one time. As a general rule, I don’t really comment about anything more specific until we have something that’s binding and clear, but these conversations are a big part of what we do and a big part of what our business development team is undertaking on a daily basis.

Private Investor:

Thanks and I notice that Neopharm has fairly well established relationships with major global pharmaceutical companies. Are those current relationships things that potentially could be leveraged on behalf of PRR?

Matthew Lehman, Chief Executive Officer:

Sure it’s a good question, I mean that’s a fair question, I think we could get very speculative very quickly, but other than to say Neopharm is a very good partner for us. They’re a good sized company. As you mentioned, they’re very active with a number of the big pharmas around the world, they have a very good reputation that they’ve developed over 60, 70 years. They’re a family owned company, they take a long term view of relationships. They are increasingly becoming more active outside of Israel alone. I think I should mention one is they recently acquired a company out of Germany called Fresenius Biotech, which has an antibody program for a disease called malignant ascites and some other products, both on the market and in development. So they’re a growing company, they’re increasingly becoming active outside of Israel. They’re willing to get involved in some more innovative and exciting areas such as immune therapy and cell therapy. So, yeah I mean I think there’s multiple reasons beyond just this licence that we’re really excited about this relationship and being able to foster this over the long term.

Terry, Innovate Group:

Just a question for Matt, the deal with Neopharm, is it just for or limited to CVac for ovarian cancer or for any other related basically markets?

Matthew Lehman, Chief Executive Officer:

Yeah good question, we’ll go through and we’ll have a final agreement and that’s what we’ve committed to it, in 90 days, but yes the term sheet is for CVac as the product, so it’s not limited to just ovarian cancer. And presumably there would be an option for them to take over a second product if for some reason the way CVac is currently as a product, it wouldn’t work in Israel for something. But so it is potentially, again, for something more than ovarian cancer and even potentially for a second product.

David Blake, Bioshares:

I’ve just got a question about the changes that have been made to the 004 trial in terms of numbers that were planned for the trial of roughly an enrolment of about 1000, you’ve now rejigged it so you’ll have, is this correct, I’m just not sure of, another 200 that you’ll enrol?

Matthew Lehman, Chief Executive Officer:

Yes so it would be about 210 patients yes.

David Blake, Bioshares:

So compared to the original design, the revised trial design will total 210 patients, is that right?

Matthew Lehman, Chief Executive Officer:

Let me try this, so currently on the trial we had, and I don’t have the exact number, we had about 113 or thereabouts that…

Sharron Gargosky, Chief Technical Officer:

Yep that’s right.

Matthew Lehman, Chief Executive Officer:

That’s 113 patients screened on CANVAS to date. Of those patients and as of the time we suspended enrolment a few weeks ago, we had 76 patients randomised. So what we will be doing, those patients will stay. We’ll be looking at 210 new patients, so additional patients in addition to those 76 that were randomised prior. Yeah 210 new patients in second remission as a new cohort with its own let’s say data analysis or data base for analysis. As you mentioned, so previously CANVAS was designed as an 800 patient trial, looking at the way that trial was designed was for first line patients and using progression free survival as the primary end point. And certainly based on what we were seeing from CAN-003, that does not look to be a good way to go. Progression free survival as the end point in first remission, clearly the data tells us that that’s not the way to go. So we will not be recruiting additional patients at this time in first remission, we’ll stay with the 76 randomised. I think as we advised we may expect about 50 to 60 to go through all of the procedures, make it to base line and then continue on through dosing. And then we’ll have the 210 new patients. Does that answer the question or help the question there?

David Blake, Bioshares:

Yeah much more clearer, yep. But then when you’re, assume you get to the point where you’ve completed the trial, you have a package you want to go to a regulator, they’ll be looking intensively at data from 210 patients, even though you’ve just for the sake of ethics, have continued with those other patients.

Matthew Lehman, Chief Executive Officer:

Yeah I mean just to be clear, even though they’re under the same protocol, there are two distinct data sets and two distinct analyses. These are two different patient populations yes.

David Blake, Bioshares:

And can you explain to me how can you approach a regulator and say look we really think we need to change our trial here? Can you just give us some background on how you go about having that discussion?

Matthew Lehman, Chief Executive Officer:

Yeah sure Sharron do you want to flesh that out a little?

Sharron Gargosky, Chief Technical Officer:

Yes it’s actually much more straightforward than you might think. We basically have put together packages that outline for them the rationale for the reason for the changes and why we’re doing it and simply based on that protocol as it existed versus the amendment and documentation that goes with that, that summarises the scientific and clinical rationale for it, it will be reviewed and most likely I believe accepted by regulatory bodies across the globe. Because they already accepted the science and the manufacturing and the quality of CVac in ovarian cancer and all this protocol is really doing is expanding it into more of the patients that is that group in second line remission. So it’s actually not that complicated, it’s more of having a good rationale and platform that I think we’ve articulated here with the data we’re seeing with safety and immune responses and progression that is giving us this solid platform to be able to do this with.

David Langsam, Biotech Daily:

Two tiny questions, in the trial data slide there’s a reference to OSC, what does that stand for?

Matthew Lehman, Chief Executive Officer:

Observational standard of care. That’s a control arm and they did not receive; basically that means that they received observation only and that is the current standard of care in that patient population.

David Langsam, Biotech Daily:

And the second question was just to clarify the pancreatic cancer trial, I’m not sure if you gave a time line on when you hoped to enrol the first patient.

Matthew Lehman, Chief Executive Officer:

Yeah so we’d expect, our first priority is to get the ovarian program back on track and very quickly behind that, the pancreatic trial. So we would also based on our current plans that would also start really in the first part of 2014, given that it’s a new protocol it probably has a bit longer regulatory review timelines. So realistically that will come a bit after restarting the ovarian program, so maybe something like second quarter of 2014.

David Langsam, Biotech Daily:

Are you happy if I say both of them to start by July 2014?

Matthew Lehman, Chief Executive Officer:

Oh yeah I think.

Again I appreciate the call today, I appreciate everyone’s interest and just to confirm we’re very excited with having completed at least a progression free survival analysis of the CAN003 trial. I do like to always remind people that this was the first multi-centre trial of CVac, including about 18 investigators throughout the US and Australia. It was the first trial that had a control arm to compare CVac to. It’s the first trial we’ve done with CVac with two manufacturing centres. There are a lot of firsts involved with that trial and, as a result of that trial, we have some very compelling data and a well-defined patient group and we look forward to moving forward the clinical program based on some very sound data and very good clinical evidence. So with that I’ll say good day and thanks again.

END OF TRANSCRIPT